Exhibit 99.2

TRANSCRIPT

02 - 14 - 2025

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

DISCLAIMER:

This transcript is derived from a recording of the webcast. While efforts have been made to transcribe accurately, the following transcription may still contain inaccuracies, errors, or omissions. Readers are advised to refer to the webcast itself together with additional information about Magna, including in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent filings, available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

CORPORATE SPEAKERS:

Louis Tonelli

Magna International; Vice President of Investor Relations

Swamy Kotagiri

Magna International; Chief Executive Officer

Patrick McCann

Magna International; Executive Vice-President and Chief Financial Officer

PARTICIPANTS:

Tamy Chen

BMO Capital Markets; Analyst

Dan Levy
Barclays; Analyst
Chris McNally
Evercore ISI; Analyst
Joseph Spak
UBS Securities; Analyst
Gautam Narayan
RBC Capital Markets; Analyst
Brian Morrison
TD Cowen; Analyst
James Picariello
BNP Paribas; Analyst
Colin Langan
Wells Fargo; Analyst
Mark Delaney
Goldman Sachs; Analyst
Michael Glen
Raymond James; Analyst

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

PRESENTATION:

Operator^ Hello. And thank you for standing by. My name is Regina and I will be your conference operator today. At this time, I would like to welcome everyone to the Magna International Fourth Quarter and Year End 2024 Results and 2025 Outlook Webcast and Conference Call. (Operator Instructions)

I would now like to turn the conference over to Louis Tonelli, Vice President of Investor Relations.

Please go ahead.

Louis Tonelli^ Thanks, Operator. Hello, everyone. And welcome to our conference call covering our 2024 results and our 2025 outlook.

Joining me today are Swamy Kotagiri and Pat McCann.

Yesterday, our Board of Directors met and approved our financial results for the fourth quarter of 2024 as well as our 2025 financial outlook.

We issued a press release this morning outlining both of these.

You’ll find the press release, today’s conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation.

Such statements involve certain risks, assumptions and uncertainties which may cause the company’s actual or future results and performance to be materially different from those expressed or implied in these statements.

Please refer to today’s press release for a complete description of our safe harbor disclaimer.

Please also refer to the reminder slide included in our presentation that relates to our commentary today.

With that, I’ll pass it over to Swamy.

Swamy Kotagiri^ Thank you, Louis. Good morning, everyone. I appreciate you joining our call today and let’s jump right in.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

Overall, I was pleased with our 2024 operating performance related to our initial 2024 expectations as we once again navigated a challenging industry production environment. Highlights include strong launch execution and continued traction on operational excellence activities, successful efforts across the company to secure commercial recoveries largely related to delays, lower-than-expected volumes and cancellations associated with EV programs.

Ongoing restructuring actions to rightsize our business and lower our fixed cost structure has started to show results for margin expansion and are expected to further benefit future years. A disciplined effort resulting in reduced capital and discretionary costs compared to our expectation at the start of 2024.

We ended 2024 with solid Q4 results, our best quarter of the year as we expected.

As you can see from the slide, we performed well for the quarter and more importantly, for the full year.

In the fourth quarter of 2024, our sales increased year-over-year to $10.6 billion for a 2% weighted growth over market.

EBIT margin increased 120 basis points and adjusted EBIT increased 23%. EPS was up 27% year-over-year to $1.69, and we generated over $1 billion in free cash flow well ahead of 2023. Pat will take you through the specifics on the quarter.

For the year, sales of $42.8 billion were essentially level with 2023 despite lower volumes in our two largest markets: North America and Europe. EBIT margin increased 20 basis points to 5.4% and EBIT increased 4% to over $2.3 billion.

EPS for 2024 was down slightly versus ‘23, while free cash flow increased $849 million in 2024.

Our team achieved several noteworthy accomplishments in 2024.

With respect to our financial performance, we outgrew weighted global vehicle production despite negative production mix as some of our largest customers.

We grew our sales in China by 15%, well ahead of the China market, reflecting our approximately 60% exposure to fast-growing domestic OEMs in China. The improved margins year-over-year in each operating segment, reflecting our focus on cost controls and margin expansion.

And we returned $746 million to shareholders through dividends and share repurchases.

Other noteworthy accomplishments on the innovation front.

We continue to win program awards across our business based on our pipeline of technologies. And over the last 10 years, they have won seven Automotive News PACE.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

In 2024, specifically, we won both PACE and PACEpilot awards.

We continue to execute on our operational excellence activities which contributed about 40 basis points to margin expansion this past year with a further 75 basis points combined expected over the next two years.

Our efforts in operational excellence and innovation are recognized by our customers. Last year, we received 109 customer awards in recognition of quality and operational performance, one reason why we continue to win business.

Our success is enabled by our ongoing focus on people development and in 2024 was the inaugural year of our Operational Management Accelerator Program aimed at identifying and cultivating future leaders from within Magna. The first group graduated and a second group started in the program late last year.

And Magna is regularly recognized as one of the world’s most ethical and admired companies.

As you can see, our team has a lot to be proud of from the efforts in 2024.

With that, I’ll pass it over to Pat to cover our Q4 financials in more detail.

Patrick McCann^ Thanks, Swamy. And good morning, everyone.

I’ll start with a review of our Q4 results.

For the fourth quarter, sales increased 2% to $10.6 billion, adjusted EBIT improved 120 basis points to 6.5% and adjusted EPS rose 27% to $1.69. Let me take you through some of the details. North America and China light vehicle production increased 2% and 10%, respectively, while production in Europe declined 6%, netting to a 2% increase in global production.

On a sales-weighted basis, light vehicle production was level in Q4 with the prior year.

Our consolidated sales were $10.6 billion compared to $10.5 billion in the fourth quarter of 2023.

On an organic basis, our sales increased 2% year-over-year for a 2% growth over market in the quarter despite negative production mix from lower D3 production in North America.

The launch of new programs, the recognition of previously deferred engineering revenue on the cancellation of a complete vehicle assembly program, the impact of the UAW strike in Q4 -2023 and higher commercial recoveries were partially offset by lower production and the end of production of certain programs, lower complete vehicle assembly volumes, the divestiture of a controlling interest in our metal forming operations in India, the impact of foreign exchange rates and normal course customer price givebacks.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

Adjusted EBIT was $689 million, and adjusted EBIT margin was 6.5%, up 120 basis points from Q4 -2023.

The increased EBIT percentage in the quarter reflects a positive 60 basis points of net discrete items due to higher favorable commercial items, partially offset by higher net warranty costs, higher restructuring costs not called out as unusuals and charges related to the insolvency of two Chinese OEMs. A positive 40 basis points related to higher equity income, mainly as a result of higher net favorable commercial items and a positive 15 basis points from operational items, reflecting operational excellence activities of about 50 basis points, largely offset by higher net input and lower tooling contribution. Volume and other items, which impacted us by positive 5 basis points, reflecting the impact of the UAW labor strike in the fourth quarter of 2023, earnings on previously deferred engineering revenue and cost due to the cancellation of a complete vehicle contract and higher net transactional foreign exchange gains, all partially offset by reduced earnings on lower sales.

Turning to a review of our cash flows and investment activities.

In the fourth quarter of 2024, we generated $896 million in cash from operations before changes in working capital and over $1 billion from working capital.

Investment activities in the quarter included $709 million for fixed assets and a $207 million increase in investments and other assets and intangibles.

Overall, we generated free cash flow of $1.031 billion in Q4 compared to $472 million in the fourth quarter of 2023. And we continue to return capital to shareholders, paying $133 million in dividends, along with $202 million in share repurchases.

Our balance sheet continues to be strong with investment-grade ratings from the major credit rating agencies.

At the end of Q4, we had $4.5 billion in liquidity including over $1.2 billion in cash.

Currently, our adjusted debt to adjusted EBITDA ratio is 1.77, better than we had anticipated previously.

Before reviewing our 2025 outlook, I would like to recap how we performed against our initial outlook over the last couple of years.

During 2024, we delivered an adjusted EBIT margin within the range we provided at the start of the year despite sales coming in meaningfully below our expected range.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

We responded to the lower sales with a number of actions including negotiating commercial recoveries, accelerating operational excellence and restructuring activities and reducing capital spending. As a result, we exceeded our range for 2024 free cash flow generation.

We also delivered solid 2023 results relative to our initial expectations in early 2023 with sales, adjusted EBIT margin, adjusted net income, capital spending and free cash flow all landing within or above our stated ranges. Let me take you through the details of 2024 sales and adjusted EBIT margin relative to the expectations we had to start the year.

While global production came in slightly better than our expectations, production in both North America and Europe were down 1% and 3%, respectively, netting to a 1% reduction in weighted production for Magna. Notably, in North America, production by our Detroit-based customers declined 6% compared to what we expected in February 2024.

In addition, the bankruptcy of Fisker cost us about $400 million in sales relative to our expectations at the start of 2024.

These were the most significant elements that negatively impacted our results versus our initial outlook.

Items that impacted sales but had a limited impact on adjusted EBIT margin included: updated information on the amount of directed content on the new Mercedes-Benz G-Class assembly programs, which lowered sales significantly but had no impact to EBIT; modestly higher-than-expected complete vehicle sales; and a positive impact from foreign exchange translation.

We set aside the negative impact of Fisker and the positive impact from Mercedes-Benz G-Class pricing as they are out of our control. Lower-than-expected vehicle production, particularly on EVs and lower equity income, also mainly EV-related collectively impacted adjusted EBIT margin versus our expectations by about 60 basis points.

We were able to largely offset the impact of these through self-help activities particularly commercial negotiations with our customers and operational initiatives.

Commercial negotiations were mainly but not exclusively associated with EV delays, cancellations and lower volumes than previously communicated by OEMs. This performance should provide you with some confidence in our ability to execute and demonstrate our agility in the face of challenges and uncertainty in our industry, should also help reinforce that we are more focused on yearly rather than quarterly performance.

Turning to our consolidated outlook.

As always, our outlook reflects both tailwinds and headwinds relative to 2024.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

In terms of tailwinds, we expect further margin contribution from operational excellence activities including from continuous improvement activities, optimizing current operations and Factory of the Future initiatives.

We took further restructuring actions in ‘24 that are expected to benefit the coming years.

We have in-sourced business from Tier 2 suppliers to optimize capacity as a result of lower production volumes and we anticipate lower net engineering spend and a return to normal cadence of CapEx to sales, particularly as significant easy investments are behind us.

In terms of headwinds included in our outlook, macro challenges persist including continued weak light vehicle production in our largest markets and a strong U.S. dollar, which reduces our reported sales and earnings. Although inflation is normalizing, we anticipate further net input cost increases, predominantly related to higher labor rates than long-term historical levels.

And given the significant pullback in EVs relative to previous OEM expectations, particularly in North America, we negotiated an unusually high level of commercial settlements in 2024, which helped mitigate the impact of EV volume shortfalls.

We anticipate less volatility from OEM program recalibrations in 2025. So while we expect to continue negotiations on commercial matters, we anticipate a lower level of net benefit from some such actions in both 2025 and 2026.

In terms of key assumptions, our outlook reflects a 2% decline in weighted global vehicle production in 2025 and no growth over the 2024 to 2026 period. And we assume exchange rates and our outlook will approximate recent rates, reflecting a stronger U.S. dollar year-over-year relative to our most important currencies.

Note that, given the current difficulty in determining the potential outcomes, we have not included any impacts of potential tariffs in this outlook. The industry has been experiencing a high degree of volatility related to a number of factors including EV penetration rates, government policies, market share shifts and the overall macro environment. These have made forecasting more difficult than it has been in the past.

So today, we disclosed our outlook for 2025 and also updated our 2026 outlook since we had previously provided such detail.

We expect organic sales growth over market, excluding complete vehicles, to be somewhere between flat and positive 3% over our outlook period. From 2024 to 2025, we expect a sales decline, largely reflecting the foreign translation impact of the stronger U.S. dollar, lower light vehicle production in North America and Europe and the end of production of JLR assembly programs and complete vehicles.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

These are partially offset by the positive impact of new and replacement program launches. From 2025 to 2026, the most significant contributor to sales growth are the launch of new and replacement programs and modestly higher light vehicle production.

These are partially offset by lower sales in complete vehicles as a result of lower expected volumes on the BMW Z4 and the Toyota Supra.

We expect consolidated margins in 2025 to be in the range of 5.3% to 5.8%.

We anticipate a significant positive contribution from operational items as well as benefits from reduced net engineering spend versus ‘24 as certain nonprogram-related engineering is behind us.

Offsetting these are: lower expected sales due to lower volumes, partially offset by incremental earnings on new program launches as well as lower anticipated net favorable commercial items partially offset by lower expected warranty costs.

While we do not provide a quarterly outlook, similar to the last couple of years, we expect our 2025 earnings to be lowest in the first quarter of 2025 and improved meaningfully in the second quarter.

In fact, Q1 -2025 is expected to be lower than Q1 -2024.

We currently expect EBIT in the first half of ‘25 to represent roughly 40% of the total year amount, which is more pronounced than we saw in ‘23 and ‘24. Remember, this cadence of stronger second half is what we experienced over the last couple of years, and we met or exceeded our initial EBIT margin range over both of those years.

We expect a step-up in margins to the 6.5 to 7.2 range from 2025 to 2026. This is largely driven by contribution on higher expected sales including as a result of new launches, a further positive contribution from operational items including operational excellence activities, efficiency improvements and the benefit of restructuring actions partially offset by higher labor costs and a further reduction in net engineering spend. We expect these to be partially offset by lower anticipated net favorable commercial items.

Many of the factors that are impacting consolidated sales and margins out to 2026 are also impacting our segments. In the interest of time, we will not run through the segment detail. However, we are happy to discuss any questions on them.

Another way we look at our business is to distinguish our automotive parts and systems segments, namely BES, P&V and Seating from our Complete Vehicles segment including engineering which has a different business model and a sales and margin profile.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

We expect the adjusted EBIT margin of Magna, excluding complete vehicles, to grow from about high 5s last year to approximately seven plus by 2026.

Now, I’ll pass it back to Swamy to cover our business strategy.

Swamy Kotagiri^ Thanks, Pat.

Before I summarize the outlook for ‘25 and ‘26 that Pat just walked through, I would like to highlight the guiding principles that have been the cornerstone of Magna for many years.

We have a long-term ownership mentality that starts with a culture of accountability and alignment of interest at all levels of the company.

We manage our portfolio under a set of criteria and dispassionately assess our product lines in terms of their markets, market positions and returns.

We maintain a strong balance sheet to have the financial flexibility to manage through the cyclicality of our industry and our capital allocation strategy entails a long-term balance of investing for profitable growth, together with returning capital to shareholders. Regardless of where we are in the cycle or challenges we are facing the overarching principles govern the way we manage Magna for long-term success.

Over the past 14 years, of the $47 billion that we’ve both invested in our business and returned to shareholders, about $30 billion or 65% of that was invested to support our continued growth in EBITDA.

Over that period, our capital spending profile has oscillated around the low to mid-4% range. While there are some periods of higher investment, we typically normalize within two to three years.

Following a recent period of elevated investment, particularly for battery enclosure assembly capacity to support future EBITDA growth through the ongoing transition of EVs, we are seeing capital spending and CapEx to sales levels normalize.

For 2025, we expect capital spending to be approximately $1.8 billion and CapEx as a percent of sales to continue to decline to mid-4% and for 2026 to be in the low to mid-4% range, directionally in-line with what we have been indicating over the past couple of years.

Over the same 14-year period, we have returned about 35% or over $16 billion to shareholders in the form of dividends and share repurchases.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

Our fourth quarter dividend has risen for 15 consecutive years including today’s quarterly dividend increase to $0.485 per share.

Over that time using our excess liquidity, we have also repurchased almost $11 billion of our shares.

Looking forward, with the normalization of our capital profile and our leverage coming within our target ratio, we expect to increase capital returns through share repurchases. Ultimately, we are driving our business to generate long-term free cash flow per share growth. This allows us to continue to reinvest in the business and increase the return of capital to shareholders.

In the last few years, through a combination of industry challenges including weak historical vehicle production levels in key markets, together with an elevated investment cycle to support the ongoing transition to EVs has impacted free cash flow.

However with recent investments, we are well positioned for an EV transition.

Our focus on continuous improvement, restructuring, commercial recoveries and other operational excellence activities, our cost structure is well aligned to the current vehicle production environment.

As a result, we expect to generate about $3.5 billion in free cash flow over the 2024 to 2026 period. Leaving share buybacks aside, this represents strong free cash flow per share.

However, we are planning to continue share repurchases with excess liquidity, which would further drive free cash flow per share.

Now let me summarize our outlook.

Consolidated sales are expected to decline in 2025, reflecting FX headwinds, end of production of Jaguar programs in complete vehicles, lower industry vehicle production and negative program mix.

However we expect a rebound in sales growth in 2026 based on modestly improved vehicle production and the launch of new programs.

We expect EBIT margin to expand to the 6.5% to 7.2% range by 2026, largely driven by continued operational excellence activities and lower engineering spend and despite very modest production environment. Capital spending is normalizing and CapEx to sales should be mid-4% in 2025 and low to mid 4% next year. And we expect another year of strong free cash flow generation in 2025 and further free cash flow growth in ‘26 to about $1.5 billion.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

In summary, we ended the year with a strong Q4 results including over $1 billion in free cash flow despite continued industry challenges.

Operational excellence activities remain an important driver of 2024 margin performance, and we expect continued strong contributions in both ‘25 and ‘26.

We increased our dividend for the 15th consecutive year and expect continued purchases during 2025. And we have a solid two-year outlook including strong margin expansion and free cash flow generation over that period.

We remain confident in executing our plan and continuing to drive free cash flow per share growth going forward.

Thanks for your attention, and we’ll be happy to take your questions now.

Operator^ (Operator Instructions) We’ll take our first question from the line of Tamy Chen with BMO Capital Markets.

Tamy Chen^ I wanted to start with the controllables that you’re doing in the face of all this uncertainty. So I see you’ve talked about still expecting fairly sizable benefit this year to margins from your cost reduction plan, restructuring, I think also some rolling on of better contracts that you’ve negotiated. But I see the lower end of your guidance this year has your margin down.

So I just wanted to understand that better. I mean what are the assumptions for that low end that would essentially fully offset your controllable?

Swamy Kotagiri^ Tamy, I think you remember, we discussed about 150 basis points from ‘23 to ‘25 approximately. 110 basis points is behind us, and we are on track for the remaining 40 for ‘25. But in addition, we are looking at ‘26 in this year on path of about 35 basis points. So to sum it up, another 75 basis points between ‘25 and ‘26.

If you look at the last year, we were down in sales from the outlook by approximately $2 billion and our EBIT was down by about $200 million given some books and takes.

So you can see that structurally, we have made a lot of changes to different activities inside our company, obviously from an overall discipline, you’ve seen the capital lower, we have seen the engineering spend lower. We have done about 40 plants in terms of restructuring, consolidation or closure.

We’ve also taken up a lot of — we called it operational excellence or Factory of the Future.

We had over 300 implementation, a lot of devices connected, which is giving operational visibility, I would say, a lot of focus on automated material movement, smart automation, which is starting to yield results. We have seen that. And we see a lot of traction and a good path going forward.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

In addition to that, in terms of commercial recoveries, tough discussions, but in terms of there were program cancellations, volume reductions, we have had a good success in 2024.

We bid conversations with the OEMs. So that’s what gave us the confidence to structurally reduce the decrementals and we saw that result in ‘24. And that’s the tailwind going into ‘25.

Even in ‘25, when we say the revenue is down predominantly $2 billion of that is foreign exchange related and the end of JLR programs with minimal impact on margins, right? And the remaining $1 billion, I would say, is if you look at the North American production, we are saying it’s down by about 2.5%.

But the Detroit three and the German three customers are down 4% and 7%, respectively. So that mix of our customers and some program mix — and we have to look at the uncertainty that’s in the market right now.

We feel pretty confident with what we are showing is an outlook for ‘25 but more importantly, taking that into ‘26.

Tamy Chen^ Got it. And my follow-up is, well on ‘26, your (inaudible) good revenue growth and pretty sizable margin expansion. I’m just wondering what gives you the confidence to assume that given just how uncertain and volatile everything is this year, I mean could things materially improve that much already through next year?

And I noticed, in particular, the Power & Vision margins quite an expansion. And I think as you’ve seen with the Power & Vision margin, even this year’s expectation if we were to rewind a year or two ago. So what could have happened this year, I think your guidance now for P&V margin this year might have been a bit lower than what was expected a couple of years stock.

So I think if you can just give a bit more color as to the confidence you feel that now in ‘26, we’re really going to see that P&V margin in particular expand?

Swamy Kotagiri^ Thanks, Tamy. I’ll give some points and Pat, maybe you can jump in.

When we look at 2026, the volume assumptions that we are making are pretty modest increase from ‘25 to ‘26,right, and maybe a little bit and all the calls for us are internally developed through looking at specific programs and customer releases, inventories, run rates. Yes. There is a little bit you have to predict going into ‘26. But we feel it’s pretty modest as we see in the current conditions.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

You talked specifically about P&V. I think we — if you look at the program mix and the launches that are coming in some of the programs with the core spending in terms of engineering behind us, we feel pretty confident even looking at the run rate that we saw this year.

Add anything?

Patrick McCann^ Yes. I think, Tamy, when I think of the change from ‘25 to ‘26 is similar to ‘24 to ‘25.

So from ‘24 to ‘25 we have — and I’m talking just Magna broadly, and I’ll get to P&V in a second, but broadly, our sales at the midpoint are going to be down about $3 billion. And as Swamy said, $2 billion of that is basically margin neutral. So that’s going to be a positive impact on margin percent.

You still have to remember everything Swamy is talking about is offsetting a remaining $1 billion sales decrease. And if you think about our normal decrementals in that 17.5% to 22.5%, that’s the math on ‘24 to ‘25.

From ‘25 to ‘26, it flips on its head and you look at P&V specifically to your question, at the midpoint, we’re expecting sales to be up about $1.5 billion, and that’s going to flow through a historical incremental. And then on top of it, we should continue to see benefits of the operational improvements that Swamy mentioned.

Operator^ We’ll take our next question from the line of Dan Levy with Barclays.

Dan Levy^ I think you may have just touched on it, but the outlook from ‘24 to ‘25 for power bidding sales, that’s down almost $1 billion. Sorry, can you just double-click on what’s going on there? And maybe decompose, are we seeing any improvements in sort of the core megatrend areas, whether it’s ADAS, Veoneer or any of the hybrid opportunities there?

Swamy Kotagiri^ Dan, I think one of the key things from a P&V perspective, especially powertrain, there’s a larger exposure in Europe. So if you look at going back to the FX with the dollar strengthening against the euro, that’s almost like $460 million to $500 million impact there of the $1 billion.

I would say, we talked about ADAS being softer in China. We have talked about it in the last few calls, the OEMs looking at architectural decisions and pushing out some of the, call it, the RFQs or the awards, we see a little bit of softness there.

The dichotomy of architectural discussions with our differentiation between how China is looking at it versus the Western OEMs. We are a little bit cautious on looking at programs in terms of the spend in platforms there.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

I would say those are the key things for the $1 billion drop in revenues. And the [LTEs], right, which come into play, which is normal cadence, I would say, for the industry.

Dan Levy^ Okay. Great. And then as a follow-up, I wanted to just unpack the free cash flow improvement. Maybe you could just talk about working capital dynamics and beyond — it seems like the rest of it is coming from EBIT. But maybe you can just talk about the CapEx as well.

Just the broader line of sight that you have in the free cash flow improving into 2026 and maintaining currently flattish into ‘25.

Swamy Kotagiri^ I’ll talk about CapEx just briefly at a high level and Pat will give a little bit more detail.

If you just look at CapEx then, the peak really about $1 billion approximately over in the last three years, was for the BAS segment for battery enclosures. So if you take that off, I would say, the curve looks pretty normalized. Okay, put that behind us.

So we’re talking about the $1.8 billion range in CapEx this year and indicating that towards the low 4s as a percent of sales next year. So that is a significant piece going to the free cash flow.

The second part of it is the engineering spend. We typically talked about $1.2 billion gross spend, right? And that is down roughly about $100 million in ‘24, so ended up about $1.1 billion plus or minus 10. And then we’re talking about a $200 million or so reduction further this year, and that cadence continues into.

So engineering spend capital reduction or, I would say, not capital reduction, it’s capital normalization for our business. That’s all adding obviously in addition to the EBIT growth, right?

And Pat, maybe —

Patrick McCann^ And I think the only thing I’d add. Dan, you asked about the working capital.

So there was a bit of a pull ahead on working capital from ‘25 to ‘20 — sorry, from ‘25 into ‘24. So we did outperform on the working capital line in Q4. And it’s really a reflection of the strong performance of our commercial teams that we talk a lot about these commercial recoveries, but turning into cash so quickly benefited us.

And then as we move into ‘25, what you notice is we — Swamy was also talking about these restructurings and some of the accruals have been made this year and the cash will start flowing out the door in ‘25 through into ‘26. So that will be a headwind into ‘25, ‘26.

Operator^ The next question comes from the line of Chris McNally with Evercore ISI.

Magna International Inc

Q4 & YEAR END 2024 RESULTS and 2025 OUTLOOK WEBCAST

Chris McNally^ Just wanted to dig in, Swamy, to some of the comments you made over the last two questions. But it seems like of that $1 billion, the majority is your customer mix actually being down, I think you said D3, 4%; G3, 7%. I mean the two of them combined are like 75% of your revenue, it seems like your customers are down in that 5% plus the ADAS you mentioned on top. But these are some of your most profitable programs, particularly the trucks, is that the best way to phrase the sort of the revenue mix and you get some of that back in ‘26?

Swamy Kotagiri^ All right. Short answer, yes. Right.

I think you summarized it pretty well. A large part — a significant part of our revenue comes from the D3 and G3 and we see, as I said, the disproportionate reduction compared to the overall North America and that’s having an impact.

But — and that’s where we continue — part of it is EVs in the mix, volume reduction, and that’s where the commercial discussions come into play. But we also continue to look at, Chris, how do we get some of the work.

We did a lot of in-sourcing as we flex our capacity of EVs, we’re changing, working with customers, and that’s what really showed up in terms of the margin expansion of keeping the margin despite a revenue drop in ‘24 and continuing into ‘25.

Chris McNally^ Super helpful.

I think that leads to the margin question in ‘26, and we’re trying to see how realistic sort of 120, 140 basis points year-over-year. It’s like almost 30% incrementals would be some of that is because those profitable programs come back.

But one of the ones — the segment I wanted to dive into was for Body, you’re talking about an 8% to 8.7% margin. I mean essentially the highest margin you had ever had. Could you walk us through that because you already gave the Power & Vision comments?

Patrick McCann^ Dan, so at the midpoint, yes, we’re in the range of about 8.5% at the midpoint.

So when you look at the delta, really, it’s being driven almost entirely by a sales increase. So our sales are increasing about $1.3 billion. And just on the sales piece, that incremental, you work through the math, it’s in the range of the low 20s, which we would have seen historically.

But you have to remember what we’re seeing as well is the continuous improvements that with all the blocking and tackling of the divisions, all the corporate initiatives and just driving it, whether it’s purchasing or Factory of the Future, that’s adding to it as well.

But the reality is, if the sales come, we’re going to execute against those sales, that’s the biggest driver of the margin.

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Operator^ Our next question will come from the line of Joe Spak with UBS Securities.

Joseph Spak^ Pat, maybe just two quick housekeeping ones, and then I have a bigger picture question for Swamy.

But on the ‘25 free cash flow, I just want to make sure I have the pieces here, right? Because — the EBIT is down about $200 million year-over-year, sort of in line with, I guess, what you’re guiding free cash flow down at the midpoint. CapEx is down more. So the delta is some of the cash restructuring you mentioned and working (technical difficulty) is that how we should think about it?

Patrick McCann^ Exactly. And I think the other delta is we do have an increase in depreciation. So we’re guiding at the EBIT level. So there is a depreciation increase as well. So our EBITDA deterioration is not as high as EBIT.

But those are the (multiple speakers) —

Joseph Spak^ The other just quick housekeeping one.

I know you mentioned nothing on tariffs. Does that include some of the potential tariffs on metals like steel? And can you just remind us of your exposure there?

Patrick McCann^ We have — no, our guidance that we’re giving this morning has no reflection of contemplated tariffs whatsoever.

As far as the steel and aluminum, to be honest with you, Joe, it’s hard to figure out what they’re going to apply to at this point.

So I think I’m going to give you an answer, you don’t want to hear, which is we’re going to have to wait and see how this plays out.

Swamy Kotagiri^ And Joe, I think we have the team in place, right, that is working through every detail, and this is the same theme, I should say, that has gone through a similar exercise in 2017, ‘18. So the playbook is in place. But until there is more details of how this is going to be implemented, we cannot act on it, but we are ready.

Joseph Spak^ Okay. And then Swamy, just — as I review the guiding principles you laid out and in particular, the pillars of portfolio management and capital allocation. You mentioned targeting these growth markets and — but also you mentioned exiting business that don’t align. And I guess I’m just curious, given all the volatility, the dynamic nature of this industry that we’re going through right now. Do you see yourself more as a buyer or a seller of assets?

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And when you broadly talk about exiting a business that don’t align with the portfolio criteria, is that purely from a product perspective? Or are you also considering some of the customer exposure because to Chris’ question earlier, you’re pretty overweight some customers? And I’m wondering whether you’d consider exiting some businesses that might allow you to redeploy capital with other customers that might potentially be faster growing customers?

Swamy Kotagiri^ Joe, it’s a broad question, and I’ll try to pass it into pieces.

The first part, I think when we say growth, what we mean by that is whatever the product we have, we should have a relevant market position like whether you look at our Cosma or Exteriors or any of these core businesses, we really have a great position in the market and call it capability and technology that is wanted by the customers and see that in terms of wins and so on.

So the relevance of the market not being fragmented, having stable profit pools, I would say, is the important thing there. So that’s one piece.

Your second part of the question, if you just look back in the history of Magna, over the period that I was showing data for the last 14 years, we have spent roughly $20 billion in investments to grow our business and about net of divestitures, $2 billion in M&A, right? So kind of it should give you a viewpoint there.

So I’ve said this in the past, and I’m going to repeat, we did the Veoneer acquisition, we are digesting. We feel pretty comfortable with what we have.

So I would say, except for any small tuck-ins that would make sense, we are really focused on everything we just talked about, right? We’re looking at every penny every dime. A lot of focus on taking our manufacturing expertise to the next level with some of the initiatives that I talked about, and we have started seeing that, and we see a lot more potential going forward.

But we are not taking divestitures off the table, right? We have done interiors, which we felt was fragmented. We did FP&C. So we continue to look at that. So more importantly, divestitures are not off the table.

In terms of the customer mix, I think we have been able to consistently grow the CPV, but we look at that more importantly, China, markets growing at roughly 5%, I would say, Louis, and we’ve been growing at 15%.

Also there, we see a mix change, right? When we started kind of material growth in China 15 years ago, it was primarily focused on international OEMs.

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But now as we stand today, 60% of our business in China is with the OEMs, a handful, right, really five, six OEMs. And that is even, if you consider [Star], it might be even [1%] (inaudible) range.

And in the next three, four years, we almost see our revenue in parity with the split as you see in the China market.

So that’s kind of — it’s a long answer, but that’s how we are looking at it overall from the business.

Operator^ Our next question comes from the line of Tom Narayan with RBC Capital Markets.

Gautam Narayan^ First one is just the one segment that I guess we haven’t gone over, seeding 2025 outlook does seem to be some decrementals there. I’d just love to — maybe just double click on that. And then I have a follow-up.

Swamy Kotagiri^ Yes. I think as we look at the seeding, we ended at [38]. And if you look at the high end of the range, it’s pretty close for 2025 [now].

Operationally, it’s in a very good and stable place. Some of it is because of the incremental input costs that don’t add up on the EBIT side. Some of it is a program mix where the volumes are lower, that’s affecting us.

But if you look at just the overall drop in revenue for seeding to the drop in EBIT, we’ve been able to reduce the decrementals, right, compared to the historical. So it’s really the input cost and the volume story there, operationally is in a very good place.

Gautam Narayan^ Okay. And then my follow-up, it’s really a follow-up to Joe’s question. And in the past, yes, you have said all options on the table, not taking divestitures off the table. And it seems like that you were saying you’re looking — to be in businesses you have strong market share. One thing maybe that many folks want to know better is the synergies between your business lines. Is that something you also take into account?

And the reason why we’re asking all this is we’ve had a couple of Tier 1 suppliers announce sales or spins. And if you would look at your guys some of the parts, it would appear to a lot of us that it’s trading a discount to where the some of the parts where your stock is.

So just love to hear more maybe on how you think about divestitures and the synergies right now between Europe [these segments]?

Swamy Kotagiri^ Yes. I think there’s a balance in trying to keep, call it, the operational agility at the divisional level. But whether it’s purchasing, whether some of these initiatives that I talked about in purchasing, or if you look at the Factory of the Future and the operational initiatives, we’re talking — when we talk about a unified name space or we are talking about standardizing the operational visibility getting automated material movement or getting smart automation, we end up, [Tom], doing it one place.

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Let’s say, you do a pick-and-place operation with inspection. We do on one use case, and then we have 80 or 90 of this across the company, which can be implemented and (inaudible) very quickly. So there is quite a bit of that.

In addition to that, if you look at our group or corporate structure, right? We look at standardization and we look at bringing any of these initiatives and roll it across. So it doesn’t have to be reengineered every time.

So there’s a lot of synergies there. But that said, we are not going to let that determine whether a product line should be in Magna not, right? As we are running, we have to always look at the best possible way to get the synergies. But if there is a compelling case like we did in interiors, and we talked about FP&C as an example, we’ll look at it.

Patrick McCann^ And I think the other strategies you have to consider, [Tom], like when you start — Swamy is talking about the operations and the customers, this SG&A synergies are significant, like Swamy mentioned, purchasing, but there’s IT, public company costs, revenue opportunities. And then there’s the whole area of tax planning. So it’s something that’s in the back of our mind, but that creates margin expansion opportunities that we’ve seen over the past as well. So just consider that in your modeling.

Operator^ Our next question comes from the line of Brian Morrison with TD Cowen.

Brian Morrison^ Swamy, I know that it was difficult to answer the question with respect to tariffs on aluminum or steel. But just in terms of broad-based tariffs, I know they’re not factoring your guidance, and it’s very difficult to answer. But (inaudible) has talked about potential to move production or flexibility in new production. What flexibility do you have with respect to addressing potential broad-based tariffs and/or what contingency you plans have you? Or could you put in place in order to mitigate the potential exposure?

Swamy Kotagiri^ Yes. Brian, I think you said it right. It’s really an industry issue that you have to figure out how to solve holistically, not in isolation.

What I mean by that is the policymakers, the OEMs, the supply base on the ecosystem have to figure out a solution together. We are having significant dialogue with all the constituents, obviously a lot more with our customers at the table. We started these discussions, let’s say, in the December timeframe.

We have a footprint in Canada, U.S. and Mexico to the extent we are able to work with the customers to see what they are thinking in terms of various levers, we are there.

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But I can tell you one thing, for a supplier to absorb this magnitude that they are talking about is really unrealistic and untenable, right? So we have to have many discussions. We are having those discussions, but to the extent where the OEMs are going to look at shifting, managing in the short term yes, we’ll do our best, right? We have the footprint in all three areas. We are looking at that, and we’ll continue to look at that.

But all said and done, you know the industry well enough. This is not a switch that can be turned on and off in a short term.

So I believe this is going to be disruptive, right? We’re going to see a lot of start-stops and moving up and down on volumes and reach assembly plan does what — as an industry, we have dealt with this in terms of chip shortages in COVID and so on and so forth.

We are not looking forward to that, but that muscle is there. And we have to work through this. But it’s going to be disruptive for sure if the magnitude of tariffs they’re talking about is implemented for the industry overall.

Operator^ Our next question will come from the line of James Picariello with BNP Paribas.

James Picariello^ Just a question on the Seating business. If we look at the — if we exclude complete vehicles, we look at the midpoint of your 2026 targets relative to your 2024 results, right, the segment that does stand out is Seating. In that revenue and margins are just slightly lower than where you finished in ‘24. So that is a business that stands out something is structurally less positive than your other two, the Power & Vision or Body Exterior.

So can you just speak to what those net headwinds are comparatively? And is there any insourcing — is there in-sourcing? Are you seeing the in-sourcing by OEMs for seating in Europe in particular?

Swamy Kotagiri^ James, yes, great question.

I think I answered a couple of things related to Seating. One was really the input cost being higher coming in from ‘24 to ‘25 normal cadence. And then one on the two programs that are seeing the volume drop.

The third point, I think with the business that is there, there is an EV mix platforms there, right? And as the volumes are not hitting the planned volumes, we are seeing the negative impact from Seating.

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But I think in the past, we’ve also talked about one program which was underperforming. And we also said that program ends towards the end of ‘26 — replacement program is at the right metrics, and that starts flowing in end of ‘26 to ‘27 predominantly. That would be a step change that will impact the margins positively in Seating.

To the last part, I don’t see a structural deficiency. Operationally, it’s a good business. The mix is pretty high in North America and pretty significant in China. Europe is a little bit weaker, but again, I don’t think it’s a structural issue in this business.

James Picariello^ Got it. All right. And then — that was helpful.

And then my on follow-up is just on complete vehicles. What’s the future for this business in terms of quoting activity pipeline, potential Chinese domestic OEMs wanting a footprint in Europe? Just any color there? And then — just any feedback or color on the LG powertrain JV, how that’s faring and what the trajectory or what the outlook is there?

Swamy Kotagiri^ Yes. From the question on CBA, I think the team has really done a good job in getting the cost structure to where it needs to be, right, given what the end of programs of the BMW last year, ending of the JLR this year, and we are looking at the Toyota Supra and Z4 next year. So the team has really been very agile and addressed the cost structure there.

We continue to have conversations with various OEMs including the Chinese OEM both, call it, normal production, but also some CKD, SKD discussions that are on the table.

So we — you know this business has been lumpy in the past, right? And with all the capacity and the transformation that’s happening in the industry, it’s been a little bit more rocky, but we see a good half in the outer years from the Chinese OEMs, but also from, I would call it, the existing [norm] of OEMs with history, right?

You had another question, James, I’m sorry.

James Picariello^ (Inaudible).

Swamy Kotagiri^ LG. I think from a cadence of the product and the business in LG JV is pretty good. The pressure that you see today is predominantly because of what’s happening in the EV market, right? From a product perspective, from customer interaction and visibility to programs and winning is as we had expected.

Operator^ Our next question will come from the line of Colin Langan with Wells Fargo.

Colin Langan^ I hate to ask a basic question, but a little surprised by how large the FX headwind is at $2 billion. That’s like 4% to 5% of the sales decline. Actually, it’s like majority of your headwind. What is really driving that? And any color maybe on the sensitivities if rates change to kind of what we should be tracking?

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Patrick McCann^ I think just on the FX, it’s primarily being driven by two currencies, it’s devaluation. It’s really the U.S. dollar strengthened against the bucket of currencies. But it’s relative to the euro, we see a significant decline from ‘24 to current rates. The euro is down at about 103. And then the other area — so you see the numbers we have for sales.

And then the other area we have a significant foreign currency devaluation in the Canadian dollar and the Canadian dollar is sitting just south of $0.70 right now. So again, significantly below. And those are two big revenue-generating regions for Magna.

Colin Langan^ Okay. And then I just want to go through Slide 26 to make sure I understand the broader buckets of the walk. FX is about $2 billion. I guess that would convert at — I guess it’s embedded in one of those lines about average margins. And then normal decrementals around 20 on the sort of core business that’s down roughly $1 billion outside FX. And then those headwinds are going to be offset by operational and engineering. Those are like $100 million each, something like that. Are those the right sort of buckets that we should be thinking about trying to size those bars in the [long]?

Patrick McCann^ I think when you look at the FX, as we said, it’s about $1.5 billion of a headwind. The pull-through on that number is not significant on the EBIT line because this is where you have our CBA operations and some of the lower-margin products. So I would say it’s going to be below the corporate average.

On the CBA business coming down because of the JLR and whatnot, again, you could see the margins at that level.

So again, so when you back into what’s left of the, let’s say, $1 billion of sales decline, I would say, our corporate average, it varies by segment, but you’re probably in the range of [15 to 20], [20], [22].

Colin Langan^ Okay. And FX was 1.5 (multiple speakers) —

Patrick McCann^ And then you — sorry, then Colin to [correct], and you offset it with operational performance, commercial and lower warranty and whatnot.

Operator^ Our next question comes from the line of Mark Delaney with Goldman Sachs.

Mark Delaney^ Starting with another one on the customer exposure. You spoke about the progress you’ve seen in China and having 60% of your revenue in that region with the domestic. Maybe you could elaborate on what that might mean for how big China will be for Magna going forward? And as you think about the outlook you provided for ‘25 and ‘26 and some better growth in China, what percent of revenue would you expect to come from China in the future?

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Patrick McCann^ Sorry, I think, Mark, we’re just looking for the exact number. But our sales right now are just north of $5 billion in China, and we’re expecting them to grow just in the $6 billion range. So it’s $1 billion increase, but it’s still strong growth at about 20%. $5.6 billion in ‘24 — sorry, those are the exact numbers, and they were just growing north of $6 billion by ‘26.

Mark Delaney^ Okay. Yes. Helpful. And then I was also hoping you could elaborate on what’s contributing to the lower net engineering spend over the next few years? How much of that is adjusting for the timing of when megatrend opportunities may be larger? And reevaluating your spend to better time with those markets? How much might be from some of these other factors you were speaking about like restructuring?

And I guess just on this topic of the net engineering spend, does this signal any potential change in how you’re trying to run in product lines or businesses and you’ve chosen to optimize more for margin than growth going forward?

Patrick McCann^ So I think, Mark, I can — just on the number side of it, our view was we came out in — from our guidance last year, we expected to reduce engineering spend in the range of $500 million over the three-year period: ‘24, ‘25, ‘26.

We executed in the range of about $124 million, and the balance of the $400 million we’re expecting and planning on executing in ‘25 and ‘26.

As far as the change in approach, I think it’s more clarity of where the products are going and where we’re at in that spend.

So it’s similar to our battery trade engineering where we have a lot of our core spending behind us. And now we’re into situations where the engineering is going to flex up or down more based on business awards.

To your question, are we giving up growth because of this, that’s not the case. We have a good opportunity that’s going to meet our return thresholds for [quoting] new business we’re going to quote it and will flex up as needed. And something else will give on the other side, that’s — it’s basically balancing all portfolio within ME and then also within Magna as a whole.

Louis Tonelli^ And I just want to point out the engineering spend has a gross number. So I mean if the engineering comes down, there may be some recoveries that also go down. So the net may not be as impactful in that, but we still have a net decline as well.

Swamy Kotagiri^ Yes. The key point is we — again, I like to say that it’s not a cut in capital or engineering. It is actually putting efficiencies in place. And with the operational excellence activities, we’ve been able to make it more efficient. And when there is volume reductions coming with customers, we’ve been able to take discretionary capital pullback. And with the expansions that are not coming because of the volumes are not there, we pulled back on that, right? So I don’t think we are doing any of this at the expense of profitable growth.

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Operator^ We’ll take our final question from the line of Michael Glen with Raymond James.

Michael Glen^ Just one for me. Pat, the other item on your cash flow statement, the increase in investments, other assets and intangible assets. Are you able to give us some guidance for that figure in 2025? And can you just remind us what some of the big buckets are in that line item as well?

Patrick McCann^ Yes. The — I’ll give you the description of what’s in there first. The biggest bucket by far is customer dedicated assembly lines, where it’s their — we don’t treat it as capital because technically they own it. So it’s effectively assembly lines that they own. We pay for it upfront, and we recover it through the [piece] price.

Most of that is a quasi-guarantee number, Michael, so it’s not treated the same as capital. It’s a lower risk item. And we’ve been running at an elevated level. Traditionally, we would have seen that number in about 300 range. And I think we’re expecting that to normalize back to 300 in 2025 as well and beyond.

Michael Glen^ Okay. So that number is going to be down quite a bit next year as well?

Patrick McCann^ Correct.

Operator^ And that will conclude our question and answer session. And I will now turn the call back to Swamy Kotagiri for closing remarks.

Swamy Kotagiri^ Thanks, everyone, for listening in today.

As you’ve seen in the data, we remain laser-focused on executing on our outlook including margin expansion, capital discipline, free cash flow generation and both getting back within our target leverage ratio and increasing returns of capital to shareholders.

We remain highly confident in Magna’s future and being able to deliver to the outlook.

Have a great day. Thank you.

Operator^ This concludes today’s meeting. Thank you all for joining. You may now disconnect.